August 15, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Affirmative Insurance Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 30, 2012
File No. 000-50795

Dear Mr. Rosenberg:

This letter is submitted in response to the Commission’s October 25, 2011 comment letter with respect to the Form 10-K for the year ended December 31, 2010 of Affirmative Insurance Holdings, Inc. We have provided the Commission’s Staff several letters in response to the staff’s comments, to which the staff has responded both verbally and in writing. On May 3, 2012, the staff provided further comment on the 2010 Form 10-K, as well as new comments on Affirmative’s Form 10-K for the year ended December 31, 2011. We responded to those comments in writing on June 14, 2012 and have had ongoing dialogue with the Staff via several conference calls.

On August 7, 2012, we had a conference call with the SEC Staff to get clarification on the current status of this issue. This letter is in response to that phone conversation as well as other prior conversations.

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Given that the SEC Staff believes that the common stock has traded in an active market, provide the appropriate accounting literature that would permit you to utilize other methodologies besides just market capitalization plus a reasonable control premium to determine fair value. The objectives of fair value as outlined in ASC 350 should be incorporated in your response as to why any measures other than market capitalization plus a reasonable control premium would be used.

Response

We respectfully disagree, given the Company’s unique circumstances, that its stock trading price is a significant input to the determination of fair value by using market capitalization plus a control premium. However, in the interest of resolving this matter, we will utilize market capitalization plus a control premium in future assessments of potential goodwill impairment as a primary input to measuring fair value. If market capitalization plus a reasonable control premium had been used as the primary input in our goodwill impairment assessments at December 31, 2010 and September 30, 2011, we would still have passed step one of the impairment test. In the revised measurement, we placed the majority of the weighting on market capitalization plus control premium with the remaining weight to the discounted cash flows valuations previously measured at the time of the original impairment assessments.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

August 15, 2012

As stated previously, we believe that we have unique circumstances surrounding our market trades due to the following facts:

•	Majority owned by a single shareholder;

•	Significant lack of liquidity to trade the stock;

•	Limited trading in the stock based on number of days with no trading, very low average volume traded, and limited trading following significant public news about the Company;

•	High bid ask spreads;

•	No analyst coverage;

•	No formal investor relations program; and,

•	No earnings calls.

ASC 350-20-35-22 states “the fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. Quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available. However, the market price of an individual equity security (and thus the market capitalization of a reporting unit with publicly traded equity securities) may not be representative of the fair value of the reporting unit as a whole.”

As the standard states, the market price may not be representative of the fair value. Another basis for concluding that methods other than market capitalization are reasonable is set forth in ASC 350-20-35-24, which states that “in estimating the fair value of a reporting unit, a valuation technique based on multiples of earnings or revenue or a similar performance measure may be used if that technique is consistent with the objective of measuring fair value. Use of multiples of earnings or revenue in determining the fair value of a reporting unit may be appropriate, for example, when the fair value of an entity that has comparable operations and economic characteristics is observable and the relevant multiples of the comparable entity are known.” We believe a discounted cash flow projection is a “similar performance measure” as contemplated by the guidance.

We believe that our situation is unique and an example of such an occurrence and therefore, market capitalization plus a control premium should not be the only method in reaching the objective of determining fair value. However, we will utilize market capitalization plus a reasonable control premium in future assessments of goodwill as a primary data point and will determine any other measurements to obtain the best estimate of fair value in future assessments of goodwill. At December 31, 2010 and September 30, 2011, we believe the best alternative measure, in light of the Staff’s views, would have been a combination of market

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

August 15, 2012

capitalization with a reasonable control premium and discounted cash flows analysis. As stated earlier, using such an approach on those dates, we would have passed step one of the goodwill impairment test with a majority of the weighting on market capitalization with a control premium.

•	What would be a reasonable control premium to utilize?

ASC 350-20-35-23 states “substantial value may arise from the ability to take advantage of synergies and other benefits that flow from control over another entity. That control premium may cause the fair value of a reporting unit to exceed its market capitalization. The quoted market price of an individual equity security, therefore, need not be the sole measurement basis of the fair value of a reporting unit.”

There have been a lack of market transactions with a similar fact pattern and similar to our control structure to make a meaningful comparative analysis for our situation. However, we have noted two insurance company transactions that were recently completed with control premiums in the range of 70% to 100%. They are similar enough with our business to establish that a reasonable control premium would be at least 100%.

•	If alternative valuation methods of fair value were to be utilized other than market capitalization plus a control premium, how do they meet the objectives of fair value as outlined in ASC 820?

ASC 820-10-35-3 states “the objective of a fair value measurement is to determine the price that would be received to sell the asset.” While ASC 820 was issued to give fair value guidance, it was not written solely for the application of the goodwill impairment test. Additionally, ASC 820-10-35-36 glossary definition of observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.” Market participants would price the Company based on anticipated cash flows, not the market price of the stock.

Amendments to ASC 820 provide additional guidance to help companies measure fair value in specific market conditions, such as when markets are not operating in a normal fashion. Specific examples are provided where either the volume and/or level of activity for an asset or liability has significantly decreased from what is normal for that asset or liability, or price quotations or observable inputs are not associated with orderly transactions. Valuation techniques such as an income approach might be necessary to supplement or replace a market approach in those circumstances. The objective of the fair value measurement in those circumstances remains unchanged from what it would be if markets were operating at normal activity levels and/or transactions were orderly; that is, to determine the exit price at the measurement date.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

August 15, 2012

FASB amendments to ASC 820 address practice issues and provide guidance on the definition of actively traded assets and liabilities when volume and activity has significantly decreased and how to determine whether a transaction is not orderly. The guidance reaffirms the definition of fair value, but also permits the use of valuation techniques (to adjust the transaction or quoted price) in such circumstances to determine fair value.

As stated previously, we have unique facts and circumstances. We continue to believe that our historical use of discounted cash flows was the most representational measurement of fair value. In revising our approach prospectively in light of the Staff’s views, we do not believe exclusively utilizing market capitalization plus a reasonable control premium is appropriate. For this reason, we also will utilize a discounted cash flow model. We believe that multiple valuation methods, with reasoned judgments as to their respective weightings, will produce a better determination of fair value than the market capitalization method alone.

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The Company specifically acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any actions with respect to the filing; and

•	the Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. If you have any questions or comments, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Michael J. McClure

Michael J. McClure

Executive Vice President &

Chief Financial Officer

Affirmative Insurance Holdings, Inc.

4450 Sojourn Drive, Suite 500

Addison, Texas 75001

Telephone: (630) 560-7205

Facsimile: (630) 560-7013

E-Mail: michael.mcclure@affirmativeinsurance.com